File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2002

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ____V____ Form 40-F ______________.

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____________ No ______V______.

[If " Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:__________.]

(This Form 6-K has 23 pages, Exhibit index is on page 2)

EXHIBIT INDEX

Exhibit Title	Page
A. Macronix Monthly Sales Report - March 2002	3
B. Regulated Announcement for the month of March and April 2002	4-6
C. Press Release for the month of April 2002	7-12
D. 1Q'02 Investor Conference Presentation Materials	13-22

MACRONIX INTERNATIONAL CO., LTD.

April 10, 2002

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2002.

1) Sales volume (NT$：Thousand)

Time	*Item*	*2002*	*2001*	*Changes*	*(%)*
Mar.	*Invoice amount*	1,268,417	1,934,173	-665,756	-34.42%
Jan. through Mar.	*Invoice amount*	3,743,338	6,921,675	-3,178,337	-45.92%
Mar.	*Net Sales*	1,001,529	1,878,336	-876,807	-46.68%
Jan. through Mar.	*Net Sales*	2,832,460	6,854,706	-4,022,246	-58.68%

2) Funds lent to other parties (NT$：Thousand)

	Bal. As of March end	*Bal. As of February end*	*Limit of lending*
MXIC	0	0	6,718,685
MXIC's subsidiaries	1,644,765	1,644,765	6,718,685

3) Endorsements and guarantees (NT$：Thousand)

	Limit of endorsement	*March*	*Bal. As of period end*
MXIC	13,437,370	0	3,618,483
MXIC's subsidiaries	2,721,760	0	0
MXIC endorses for subsidiaries		0	3,618,483
MXIC's subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC's subsidiaries endorses for PRC companies		0	0

4) Financial derivatives transactions (NT$：Million)

4-1 Hedging purpose

For assets / liabilities denominated in foreign currencies		*For the position of floating rate liabilities*	
Underlying assets / liabilities	5,151	*Underlying assets / liabilities*	0
Financial instruments	2,3,4,5	*Financial instruments*	5
Realized profit (loss)	13	*Realized profit (loss)*	0

Financial instruments：1. Future 2. Option 3. Forward contracts 4. Interest rate swap 5. Others

4-2 Trading purpose: None.

MXIC

MACRONIX INTERNATIONAL CO., LTD.

For the month of March 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of Macronix International Co., Ltd. (The Company： "MXIC')(NASDAQ：MXICY)； 2) outstanding units and shares of ADR ；3) outstanding amount of Convertible Bonds by MXIC for the month of February 2002.

1) The trading of directors, supervisors, executive officers and 10% shareholders：

Title	*Name*	*Number of shares held when elected (for Directors, Supervisors and Executive Officers) or as April 14, 2000(for 10% shareholders)*	*Number of shares held as February 28,2002*	*Number of shares held as March 31, 2002*	*Changes*
Director	Chiao Tung Commerical Bank	47,178,127	33,751,565	31,751,565	-2000,000
Director and Vice President	Y. S. Tan	3,550,979	4,602,872	4,102,872	-500,000

2) Outstanding units and shares of ADR：

Outstanding of units on February 28,2002	*Outstanding of shares on February 28,2002*	*Outstanding of units on March 31,2002*	*Outstanding of shares on March 31,2002*
2,769.340.1	27,693,401	2,325,452.1	23,254,521

3) Outstanding amount of Convertible Bonds

Convertible Bonds	*Conversion Price*	*Outstanding Amounts on March 31,2002*
0% Convertible Bonds Due 2003	25.7649	US$80,000,000
1% Convertible Bonds Due 2005	45.4855	US$158,922,000

MXIC

MACRONIX INTERNATIONAL CO., LTD.

For the month of April 2002

This is to report 1) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 5% shareholders of MXIC 2) the acquisition of assets by MXIC and 3) the disposition of assets by MXIC for the month of April 2002.

1) The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders：

Title	*Name*	*Number of common shares pledged as of April 30,2002*	*Date of pledged*	*Accumulated number of pledged common shares*
Director and President	Miin Wu	520,000	2002/04/12	6,250,000

2) The acquisition of assets：

2-1 Fund

Date	*Description of assets*	*Trade Quantity (Unit)*	*Purchase Price (Per Unit)*	*Trade Amount (NT$)*
91/04/03	High Yield Securities Investment Trust Fund	9,767,165.79	13.3099	130,000,000
91/04/03	Prudential Bond Fund	13,933,107.2	14.3543	200,000,000
91/04/03	Ta Chong Bond Fund	9,573,919.0	12.0118	115,000,000
91/04/09	President James Bond Fund	14,012,619.2	14.2749	200,000,000
91/04/09	HSBC NTD Money Management Fund	14,091,733.6	13.8379	195,000,000
91/04/10	ABN AMRO Bond Fund	10,729,997.50	13.9795	150,000,000

2-2 Equipment (Unit：$Thousand)

Date	*Description of assets*	*Trade Quantity (Unit)*	*Purchase Price (Per Unit)*	*Trade Amount*
91/04/16	Semiconductor Manufacturing Equipment	1	JPY¥1,151,465	JPY¥1,151,465
91/04/16	Semiconductor Manufacturing Equipment	4		US$6,038
91/04/24	Semiconductor Manufacturing Equipment	12		US$34,570

2-3 Share

Date	*Description of assets*	*Trade Quantity (Share)*	*Purchase Price (Per share)*	*Trade Amount)*
91/04/23	Share Certificate of Macronix (BVI) Co., Ltd.	11,000,700	US$1.00	US$11,000,700
91/04/23	Share certificate of Tower Semiconductor Ltd.	1,071,497	US$6.16	US$11,000,700

3) The disposition of assets：

Date	*Description of assets*	*Trade Quantity (Unit)*	*Sale Price (Per Unit)*	*Trade Amount (NT$)*	*Income / Loss (NT$)*
91/04/15	High Yield Securities Investment Trust Fund	15,023,683.87	13.3234	200,166,550	166,550
91/04/15	President James Bond Fund	14,012,619.2	14.2816	200,122,622	122,622
91/04/17	Prudential Bond Fund	13,933,107.2	14.3713	200,236,864	236,864
91/04/17	Ta Chong Bond Fund	16,647,114.1	12.0244	200,171,559	171,559
91/04/17	ABN AMRO Bond Fund	10,729,997.50	13.9875	150,085,840	85,840
91/04/30	HSBC NTD Money Management Fund	14,091,733.6	13.8596	195,305,791	305,791

MACRONIX INTERNATIONAL CO., LTD.

Press Release
2002/4/1

Macronix's Plants and Equipment was Unscathed by 3/31 Earthquake, all Fabs are Normal Operation

Macronix International Co. (NYSE: MXCY) indicated yesterday (3/31) earthquake, after a thorough equipment check the company's buildings, facility equipment, water and electricity systems successfully withstood the effects of the shock.

MXIC

MACRONIX INTERNATIONAL CO., LTD.

Press Release
2002/4/2

Macronix announces new generation DSC SoC

Macronix today (2 April, 2002) announces new generation DSC SoC (DSC-3, or part number MX8871). After having successful business on the powerful DSC SoC (DSC-2) last year, Macronix continuously launches its successor, the DSC-3.

The DSC-3 also supports up to 16 mega-pixel resolution with full pipeline architecture for real-time processing. Thanks to the process shrink from 0.25um to 0.18um, the DSC-3 will consume only 1/3 to 1/4 of the power of DSC-2 at operating mode. One of the other advantages of the DSC-3 is the support of the newly announced 3-field CCD, which claimed to reduce the CCD cost a lot. Besides, the new added features like the interface to Casio digital LCD and the support of software MPEG-4 CODEC and MP3 decoder running on its embedded 32-bit RISC with MAC will highly enhance customers' system features without increasing the system cost.

The overall sales of Macronix DSC products have exceeded 10 million US dollars in the year 2001. Totally 3.5 million units were sold, including high-end DSC SoC, dual-cam SoC, and Auto-focus IC. This market result makes Macronix outperform all the other Taiwanese DSC controller makers and becomes the number 1 DSC controller vender in Taiwan.

One of Macronix's major customers is Minolta, who launched a series of DiMAGE products based on Macronix's DSC-2. With the successful penetration of Minolta's high resolution DSC in the market, Macronix DSC SoC has shared more than 10% of worldwide DSC market in the 3 mega-pixel resolution and above.

In the coming quarters in this year, Macronix will announce 2 more new DSC SoC to penetrate the low resolution and cost-oriented market. In addition to the good forecast to the DSC SoC business, Macronix also looks forward to the success of its ISP (Integrated Solution Provider) business model by providing more products, including Flash memory, EPROM, Mask ROM, and Auto-focus IC, and services to the DSC customers.

MACRONIX INTERNATIONAL CO., LTD.

Press Release
2002/4/8

Macronix Announced Sales Revenue of March 2002

Macronix International Co. Ltd. (NASDAQ:MXICY) today announced the March unaudit financial result, the Net Sales is NT$1,001 million, which sales revenue grew 7.95% to compare with February. The Q1 sales accumulation was NT$2,832.4 million.

MXIC

MACRONIX INTERNATIONAL CO., LTD.

Press Release
2002/4/26

Macronix Announces 2002 First Quarter Results

Hsin-Chu, Taiwan, R.O.C. (April 26, 2002) Macronix International Co., LTD. (TAIEX: 2337; NASDAQ: MXICY) today announced its first quarter audited financial results ended Mar 31, 2002. All figures were prepared in accordance with Taiwan GAAP.

Net sales revenue reached NT$2,832 million, down 35% sequentially and 59% year-over-year. The reduction was primarily due to weakness in the video games market (seasonal effect) and pricing pressure in Flash products. As a result, gross profit was down to –NT$239 million. Operating expenses were kept at NT$1,278, down 8% sequentially and 5% year-over-year. Operating income came at –NT$1,517 million and net income was -NT$2,720 million, representing an EPS of -NT$0.81.

In terms of product mix, Mask ROM accounted for 50% of total sales, compared to 60% in 4Q 2001 and 59% in 4Q 2001. The reduction was due primarily to reduction in sales to Nintendo. On the other hand, Flash products accounted for 17% of total sales; compared to 15% in 4Q 2001 and 9% in 1Q 2001. however, weak ASP led to a modest decrease in sales revenue. Multimedia products accounted for 13% of total sales, increased from 11% in 4Q 2001 and 4% in 1Q 2001. The increase was due to introduction of new products for games market, digital still camera and other consumer applications. The System-on-Chip products accounted for 12% of total sales, compared to 9% in 4Q 2001 but a reduction from 23% in 1Q 2001. The somewhat mixed result in SoC was due to a reduction of shipment to Mitsubishi but healthy demand from Philips.

With the exception of sales to Nintendo, Macronix experienced healthy demand from its key customers such as HP and Philips. Also, Macronix began working with multiple divisions at Sony for various product applications. In the first quarter of 2002, Macronix's top 10 customers accounted for 56% of its total sales.

The sales by geography in the first quarter of 2002 was broken down into: 49% to Japan, 40% to Asia, 7% to America and 4% to Europe. Sales to Japan was lower compared to previous quarters as a result of reduced sales to Nintendo.

Macronix's fab capacity utilization rate was at around 50% in the first quarter of 2002, reduced from 70% in 4Q 2001. The reduction was due to inventory control and decline in Mask ROM production.

The following table a summary of our financial highlights.

	2002/Q1	2001/Q4	2001/Q1	Change QoQ*	Change YoY*
Net Sales Revenue	2,832	4,324	6,833	(35%)	(59%)
Gross Profit	(239)	1,024	4,045	-	-
Gross Margin%	(8%)	24%	59%	-	-
Operating Expenses	(1,278)	(1,388)	(1,352)	8%	5%
Operating Income	(1,517)	(364)	2,693	(317%)	-
Net Non-Operating Loss	(1,203)	(2,513)	(689)	52%	(75%)
Income Before Taxes	(2,720)	(2,877)	2,004	5%	-
Income Taxes	0	(457)	(110)	-	-
Net Income	(2,720)	(3,334)	1,894	18%	-
EPS(NT$)	(0.81)	(0.99)	0.56		

For more financial details please refer to our published audited financial statements.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform act of 1995. These forward-looking statements, including the statements generally can be identified by phrases such as Macronix or the Company "believes", "expects", "anticipates", "foresees", "forecast", "estimates" or other words or phrase of similar import. Similarly, such statements describe the Company's business outlook, recent highlights and the projections of capacity expansions. Although the company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain of the risks and uncertainties, which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned " Risk Factors" in the Company's 2000 Annual Report on Form 20-F filed with the U.S. Securities and Exchange commission on June 30,2001. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

2002 Forecasts Filed with the Taiwan Securities and Futures Commission

As required by the Taiwan SFC, Macronix has published the following forecasts for the year ended 12/31/2002.

2002 Financial Forecasts

- Net Sales revenues of NT$ 25,059 million
- Gross Profit of NT$7,004 million
- Operating Expenses of NT$5,706 million
- Income Before Taxes of NT$127 million
- Earnings per share of NT$ 0.25

Key financial assumptions behind are:

- Unit volume growth of 38% YoY
- Overall ASP decline of 14% YoY
- Annualized FAB utilization rate at 65%
- Flat operating expenses
- Stable inventory levels and exchange rates

Key business outlook:

- Sequential quarterly growth due to seasonal and general market demand
- Gross margin recovery and increase FAB utilization in 2H
- Continued diversification of customer base and establishment of new key accounts
- New cost-competitive Flash products will gain market share
- Over 60 new products introduction evenly distributed across business units

Macronix International Co., Ltd.

九十一年第一季法人說明會

2002 Q1 Investor Conference

26 April 2002

Safe Harbor Statement

These presentations and discussions contain certain forward-looking statements with respect to the results of operation, financial condition and current expectation. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

Information as to those risk factors that could cause actual results to differ materially from those indicated by MXIC's forward-looking statements can be found in MXIC's Annual Report on Form 20F filed with the United States Securities and Exchange Commission on June 30, 2001

Agenda

- Welcome — Miin Wu
- 1Q'02 Financial Results — Paul Yeh
- Remarks and 2002 Forecasts — Miin Wu
- Q&A — Miin Wu

Financial Result - Income Statement

NT$M : except EPS	2002/Q1	2001/Q4	2001/Q1	Change QoQ*	Change YoY*
Net Sales Revenue	2,832	4,324	6,833	(35%)	(59%)
Gross Profit	(239)	1,024	4,045	-	-
Gross Margin%	(8%)	24%	59%	-	-
Operating Expenses	(1,278)	(1,388)	(1,352)	8%	5%
Operating Income	(1,517)	(364)	2,693	(317%)	-
Net Non-Operating Loss	(1,203)	(2,513)	(689)	52%	(75%)
Income Before Taxes	(2,720)	(2,877)	2,004	5%	-
Income Taxes	0	(457)	(110)	-	-
Net Income	(2,720)	(3,334)	1,894	18%	-
EPS(NT$)	(0.81)	(0.99)	0.56		

* QoO & YoY Comparison Better / (Worse) than Previous Period

Sales Breakdown by Product


EPROM
4%
SOC
9%
M.M.
11%
OTHER
1%
FLASH
15%
MROM
60%


SOC
12%
M.M.
13%
EPROM
6%
OTHER
2%
FLASH
17%
MROM
50%

2001 Q4	2002 Q1
NT$4,324M	NT$2,832M

Sales Breakdown by Geography


Asia
28%
America
9%
Europe
2%
Japan
61%


America
7%
Asia
40%
Europe
4%
Japan
49%

2001 Q4	2002 Q1
NT$4,324M	NT$2,832M

Asia : excluding Japan

Sales Breakdown by Technology


0.4 μm
14%
0.18 μm
1%
0.32 μm
38%
0.25 μm
47%


0.4 μm
16%
0.18 μm
1%
0.32 μm
47%
0.25 μm
36%

2001 Q4

NT$4,324M

2002 Q1

NT$2,832M

Sales Breakdown by Application


Computer
12%
Communication
12%
Consumer
76%


Computer
21%
Communication
16%
Consumer
63%

2001 Q4

NT$4,324M

2002 Q1

NT$2,832M

Sales Volume Breakdown by Product



Unit :Thousand EA
MROM
FLASH
EPROM
M.M.
SOC
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
35,352
33,969
24,592
Excluding wafer-based sales
2001Q1
2001Q4
2002Q1

R&D Expenses



NT$M
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1997 - 2002 CAGR = 21.09%
1997
1998
1999
2000
2001
2002(E)
% of Net Sales
13.9%
16.1%
11.7%
9.7%
17.9%
14.8%

Capital Expenditure


NT$M
6,000
5,000
4,000
3,000
2,000
1,000
0
2,216
4,787
2,524
2,452
2,432
1,948
1,503
2,871
2,487
2000Q1
2000Q2
2000Q3
2000Q4
2001Q1
2001Q2
2001Q3
2001Q4
2002Q1

8″ Equivalent Wafer Out & Utilization Rate


WF OUTPUT_PC
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
120%
100%
80%
60%
40%
20%
0%
105%
101%
105%
105%
87%
88%
76%
70%
2000Q1
2000Q2
2000Q3
2000Q4
2001Q1
2001Q2
2001Q3
2001Q4
2002Q1

	Capacity	Wafer size	Process Technology/ (μm)
FAB I	35K/month	6”	0.50-0.32
FAB II	42K/month	8”	0.25-0.15

Balance Sheet Highlight

NT$M	02/03/31	01/12/31	01/03/31	Change QoQ	Change YoY
Cash	15,242	12,295	14,481	24%	5%
Inventory(Net)	6,897	7,187	6,119	(4%)	13%
Total Assets	73,371	70,543	70,631	4%	4%
Long Term Liability	24,710	19,508	15,360	27%	61%
Total Liabilities	33,091	27,403	24,170	21%	37%
Equity	40,280	43,140	46,461	(7%)	(13%)
Debt Ratio	45%	39%	34%		

Inventory Breakdown


NT$M
ROM&EPROM
FLASH
LOGIC
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
757
671
2,289
2,049
1,387
2001Q1
2001Q4
2002Q1


NT$M
FLASH Memory
4M
8M
16M
32M
others
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
113
1,266
1,092
2001Q4
2002Q1

Excluding raw wafer & supplies

Others: Including 1M, 2M,cassette& controller

Cash Flow Highlight

NT$M	2002/Q1	2001/Q4	2001/Q1	Change QoQ*	Change YoY*
Net Income	(2,720)	(3,334)	1,894	18%	-
Depreciation & Amorization	2,131	2,089	1,903	2%	12%
Net Cash Provided by Operating Activities	(181)	1,299	4,816	-	-
Additions to long-term investments	(35)	(1,029)	(1,113)	(97%)	(97%)
Purchase of property,plant,&equipment	(2,702)	(2,864)	(2,414)	(6%)	12%
Net Cash Used in Investing Activities	(2,960)	(4,477)	(3,616)	(34%)	(18%)
Net Cash Provided by Financing Activities	6,087	1,856	(1,169)	228%	-
Net Increase in Cash & Cash Equivalents	2,947	(1,323)	31	-	9,352%
Cash & Cash Equivalents at the end of period	15,242	12,295	14,481	24%	5%
EBITDA	(365)	(626)	4,076	42%	-

* QoO & YoY Comparison Increase / (Decrease) than Previous Period

Net Non-Operating Loss

NT$M	2002/Q1	2001/Q4	2001/Q1	Change QoQ*	Change YoY*
Net interest expenses	(224)	(163)	(168)	(38%)	(33%)
Net loss from L-T investment	(61)	(493)	(110)	88%	45%
Inventory loss provision	(955)	(1,860)	(311)	49%	(207%)
Others	37	3	(100)	1,133%	-
Net Non-Operating loss	(1,203)	(2,513)	(689)	52%	(75%)

* QoO & YoY Comparison Better / (Worse) than Previous Period

Appendix 1 :
Sales Revenue Breakdown by Product YoY



SOC
23%
M.M.
4%
OTHER
1%
EPROM
4%
FLASH
9%
MROM
59%



SOC
12%
M.M.
13%
OTHER
2%
EPROM
6%
FLASH
17%
MROM
50%

2001 Q1	2002 Q1
NT$6,833M	NT$2,832M

Integrated Solutions Provider

17

Appendix 2 :
Sales Breakdown by Geography YoY



America
8%
Europe
4%
Asia
39%
Japan
49%



America
7%
Europe
4%
Asia
40%
Japan
49%

2001 Q1	2002 Q1
NT$6,833M	NT$2,832M

Asia : excluding Japan

Integrated Solutions Provider

18

Appendix 3 : Sales Breakdown by Technology YoY


0.4 μm
13%
0.18 μm
18%
0.32 μm
40%
0.25 μm
29%


0.4 μm
16%
0.18 μm
1%
0.32 μm
47%
0.25 μm
36%

2001 Q1	2002 Q1
NT$6,833M	NT$2,832M

For more information regarding MXIC
www.macronix.com

For all inquiries, suggestions, and comments
ir@mxic.com.tw

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: May 2, 2002 By: Paul Yeh

Name: Paul Yeh

Title: Associate Vice President of Finance Center